Mail Stop 3561
								June 23, 2005

Colin Gervaise-Brazier, President
Paygard, Inc.
350 South Center Street
Suite 500
Reno, NV 89501

Re:	Paygard, Inc.
	SECPS letter from Gordon,
	Hughes and Banks, LLP
      File No.  0-29685

Dear Mr. Gervaise-Brazier:

      The staff has received a SECPS letter from Gordon, Hughes and
Banks, LLP notifying the Chief Accountant of the Commission that the registrant`s auditor/client relationship with Gordon, Hughes and Banks, LLP has ceased. This letter is to inform you that the registrant should file an Item 4 Form 8-K immediately. The filing was due no later than the fourth business day following the date the relationship with Gordon, Hughes and Banks, LLP ceased.

      Item 304 of Regulation S-B describes the disclosure requirements of the Item 4 Form 8-K. In order for the former accountants to submit to you the letter required by Item 304(a)(3) of
Regulation S-B, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountant`s letter should be filed with the Commission as an exhibit to the 8-K when initially filed or as a subsequent amendment thereto no later than 10 days after the initial
Form 8-K was filed.

      If you are unable to file a Form 8-K and letter from the former accountant, please contact the staff immediately to explain your extenuating circumstances. Direct any questions to Babette Cooper at
202.551.3396.

							Sincerely,



							Babette Cooper
							Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE